Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, February 21, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 14, 2019 to February 20, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14.02.2019	105,625	49.0155	5,177,262	XPAR
14.02.2019	13,179	49.0509	646,442	BATE
14.02.2019	40,427	49.0506	1,982,968	CHIX
14.02.2019	-	-	-	TRQX
15.02.2019	101,254	49.4006	5,002,007	XPAR
15.02.2019	14,453	49.4073	714,083	BATE
15.02.2019	46,225	49.4077	2,283,873	CHIX
15.02.2019	-	-	-	TRQX
18.02.2019	172,414	49.5151	8,537,098	XPAR
18.02.2019	15,079	49.5425	747,052	BATE
18.02.2019	54,831	49.5308	2,715,822	CHIX
18.02.2019	-	-	-	TRQX
19.02.2019	123,090	49.4661	6,088,779	XPAR
19.02.2019	14,690	49.4729	726,757	BATE
19.02.2019	44,154	49.4730	2,184,431	CHIX
19.02.2019	-	-	-	TRQX
20.02.2019	119,969	49.5150	5,940,268	XPAR
20.02.2019	16,069	49.5251	795,819	BATE
20.02.2019	45,736	49.4994	2,263,904	CHIX
20.02.2019	-	-	-	TRQX
Total	927,195	49.4034	45,806,565

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com